[Pacific Select Fund Letterhead]
ROBIN S. YONIS
Vice President
General Counsel
Office: (949) 219-6767
Fax: (949) 219-6952
Email: Robin.Yonis@PacificLife.com
January 20, 2006
VIA EDGAR
U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	Pacific Select Fund Request for Withdrawal File No.: 333-130418
Ladies and Gentlemen:
On January 13, 2006, we attempted to file Pre-Effective Amendment No. 1 to the above noted Form N-14 for Pacific Select Fund (the “Filing”) for the purposes of delaying effectiveness in order to provide time to amend the registration statement to respond to SEC staff comments. Solely as a result of an administrative error, the Filing was accepted after the 5:30 p.m. Eastern time cut-off. This resulted in the Filing receiving a filing date of January 17, 2006, which was after the effective date of the Form N-14 registration statement of January 15, 2006.
Accordingly, pursuant to Rule 477 under the Securities Act of 1933, as amended, we hereby respectfully request that the Securities and Exchange Commission consent to the withdrawal of the Filing. We respectfully submit that a withdrawal of the Filing is consistent with the public interest and the protection of investors in light of the circumstances described above. No securities were sold in connection with the Filing.
We plan to file a post-effective amendment to respond to staff comments.
We apologize for any confusion this may have caused. Please direct any comments or questions regarding this withdrawal to me at the above number or Douglas Dick of Dechert at 949-442-6060.
Very truly yours,
/s/ Robin S. Yonis